Exhibit 99.1

Qunar Reports Second Quarter 2014 Financial Results

Revenue Growth Accelerates for Fourth Consecutive Quarter

BEIJING, China, August 21, 2014 — Qunar Cayman Islands Limited (NASDAQ:QUNR) (“Qunar” or the “Company”), China’s leading search-based travel commerce platform, today announced its unaudited financial results for the second quarter ended June 30, 2014.

Highlights for the Second Quarter of 2014

•      Total revenues for the second quarter of 2014 were RMB400.4 million (US$64.5 million), an increase of 127.3% year-on-year, the highest revenue growth rate in ten quarters.

•      Mobile revenues for the second quarter of 2014 were RMB142.3 million (US$22.9 million), an increase of 511.8% year-on-year, representing 35.5% of total revenues, compared to 13.2% in the corresponding period of 2013.

•      Total Estimated Flight Ticket volume (TEFT) and Total Estimated Hotel Room-night volume (TEHR) for the second quarter of 2014 were 19.1 million and 7.3 million, respectively, an increase of 66.1% and 105.2% year-on-year.

“We witnessed another strong quarter of accelerating revenue growth and impressive volume growth across our business units, driven by market share gains and pricing leverage.  Returns on our investments have been coming in earlier and quicker than we had expected,” said Chenchao (CC) Zhuang, chief executive officer and co-founder of Qunar. “Flight revenue per ticket grew 46% year-on-year, a testament to our growing market position and to the superior value proposition Qunar brings to travel service providers.”

“We remain focused on providing consumers with the most comprehensive product offerings and best deals in the industry,” Mr. Zhuang added. “In the second quarter alone, we signed over 72,000 hotels, taking our direct sales network to over 165,000 hotels. We also consolidated our position as the platform of choice for mobile users. Tour package GMV maintained its rapid momentum, expanding by more than five times year-on-year.”

“We are pleased to see our investments in technology and product sourcing continue to drive strong growth right across the business,” said Sam Sun, chief financial officer of Qunar. “Given the positive results of our investment up to this point, we will continue our investment to ensure we capture the enormous market opportunities ahead.”

Second Quarter 2014 Financial Results

Total revenues for the second quarter of 2014 were RMB400.4 million (US$64.5 million), an increase of 127.3% year-on-year and 19.4% quarter-on-quarter. Mobile revenues for the second quarter of 2014 were RMB142.3 million (US$22.9 million), an increase of 511.8% year-on-year, representing 35.5% of total revenues. Pay-for-performance (“P4P”) revenues for the second quarter of 2014 were RMB378.6 million (US$61.0 million), an increase of 137.4% year-on-year and 18.7% quarter-on-quarter.

Among the P4P revenues, flight and flight related revenues for the second quarter of 2014 were RMB279.4 million (US$45.0 million), an increase of 143.3% year-on-year. Year-on-year P4P flight revenue growth was primarily due to a 66.1% increase in TEFT and a 46.4% increase in revenue per ticket.

P4P hotel revenues were RMB71.5 million (US$11.5 million), an increase of 79.5% year-on-year. Year-on-year P4P hotel revenue growth was primarily due to a 105.2% increase in TEHR and was slightly offset by a 12.5% decrease in revenue per room night, mainly as a result of coupon-related promotional costs and a decrease in average daily room rates.

Gross profit for the second quarter of 2014 was RMB294.7 million (US$47.5 million), an increase of 114.1% year-on-year. Gross margin for the second quarter of 2014 was 73.6%, compared to 78.2% for the corresponding period of 2013 and 78.1% for the first quarter of 2014. The year-on-year increase in gross profit during the quarter was primarily due to the significant increase in total revenues, and was partially offset by an increase in online payment processing fees recorded in cost of revenues. Gross profit grew on an accelerated basis, compared to previous quarters.

Product development expenses for the second quarter of 2014 were RMB181.6 million (US$29.3 million), an increase of 181.6% year-on-year, primarily due to an increase in salary, welfare and other expenses associated with headcount increases. Excluding share-based compensation expenses, product development expenses accounted for 41.8% of total revenues, compared to 34.5% for the corresponding period of 2013 and 31.6% for the first quarter of 2014.

Product sourcing expenses for the second quarter of 2014 were RMB67.7 million (US$10.9 million), an increase of 416.1% year-on-year, primarily due to an increase in product sourcing headcount. Excluding share-based compensation expenses, product sourcing expenses increased 428.5% year-on-year, and accounted for 16.9% of total revenues, compared to 7.3% for the corresponding period of 2013 and 11.4% for the first quarter of 2014.

Sales and marketing expenses for the second quarter of 2014 were RMB215.0 million (US$34.7 million), an increase of 212.4% year-on-year, primarily due to an increase in salary and welfare expenses as a result of increased headcount, as well as an increase in online marketing expenses. Excluding share-based compensation, sales and marketing expenses increased 211.4% year-on-year, accounting for 52.9% of total revenues, compared to 38.6% for the corresponding period of 2013 and 38.4% for the first quarter of 2014.

Online marketing expenses for the Company’s Baidu Zhixin Cooperation for the second quarter of 2014 were RMB147.6 million (US$23.8 million), an increase of 120.5% quarter-on-quarter. The increase was primarily due to a significant increase in Zhixin-related page views acquired during the period. Online marketing expenses from the Zhixin Cooperation Agreement were recognized ratably over the period of service required to earn each tranche of warrants based upon the estimated exercisable number of the Baidu warrants and the fair value of the warrants at each reporting date.

General and administrative expenses for the second quarter of 2014 were RMB111.8 million (US$18.0 million), an increase of 432.9% year-on-year, primarily due to an increase in share-based compensation, salary and welfare expenses as a result of an increase in headcount and average salary. Excluding share-based compensation expenses, general and administrative expenses accounted for 13.3% of total revenues, compared to 10.8% for the corresponding period of 2013 and 11.0% for the first quarter of 2014. The increase was largely due to an increase in costs associated with being a public company.

Operating loss for the second quarter of 2014 was RMB429.0 million (US$69.1 million), compared to RMB29.7 million in the corresponding period of 2013 and RMB174.1 million in the first quarter of 2014. On a non-GAAP basis, which excludes online marketing expenses from the Zhixin Cooperation Agreement of RMB147.6 million, share-based compensation expenses of RMB76.0 million, and non-cash expenses relating to free user traffic contributed by Baidu of RMB1.5 million, operating loss for the second quarter of 2014 was RMB203.8 million (US$32.9 million). Operating margin (non-GAAP) for the second quarter of 2014 was negative 50.9%, compared to negative 12.2% in the corresponding period of 2013 and negative 13.8% in the first quarter of 2014.

Net loss attributable to Qunar’s shareholders for the second quarter of 2014 was RMB421.6 million (US$68.0 million), compared to RMB41.2 million in the corresponding period of 2013 and RMB183.6 million in the first quarter of 2014. The increase in net loss attributable to Qunar’s shareholders was primarily due to continued investment in product development and sourcing, marketing efforts to drive business growth, and an increase in share-based compensation expenses. Basic and diluted net loss per ADS for the second quarter of 2014 was RMB3.60 (US$0.57).

Adjusted net loss (non-GAAP), defined as net loss excluding online marketing expenses from the Zhixin Cooperation Agreement, share-based compensation expenses and non-cash expenses relating to free user traffic contributed by Baidu, Inc., was RMB196.5 million (US$31.7 million), compared to adjusted net loss of RMB33.0 million in the corresponding period of 2013 and adjusted net loss of RMB55.7 million in the first quarter of 2014.

Adjusted EBITDA (non-GAAP), defined as net loss before income taxes, interest expenses, depreciation and amortization, further adjusted to exclude online marketing expenses from the Zhixin Cooperation Agreement, share-based compensation expenses and non-cash expenses relating to free user traffic contributed by Baidu, Inc., for the second quarter of 2014 was negative RMB183.2 million (US$29.5 million), compared to negative RMB14.8 million in the corresponding period of 2013 and negative RMB45.8 million in the first quarter of 2014.

As of June 30, 2014, Qunar had cash, cash equivalents and short-term investments of RMB1.3 billion (US$ 211.0 million).  As of July 31, 2014, Qunar had 255,070,668 Class A ordinary shares and 100,631,019 Class B ordinary shares outstanding.

Business Outlook

For the third quarter of 2014, the Company expects year-on-year revenue growth in the range of 90% to 95%. This forecast reflects Qunar’s current and preliminary view, which is subject to change.

Conference Call

Qunar’s management team will host an earnings conference call at 8:00PM on August 21, 2014, U.S. Eastern Time (08:00AM on August 22, 2014, Beijing Time).

The dial-in details for the live conference call are as follows:

International:	+65-6823-2299
U.S.:	+1-631-514-2526
UK:	+44-20-3078-7622
Hong Kong:	+852-5808-3202
Mainland China:	400-120-0539

Passcode for all regions:	4665131

A replay of the conference call may be accessed by phone at the following number until August 28, 2014:

International:	+61-2-9641-7900
Passcode:	1592698

Additionally, a live and archived webcast of this conference call will be available at http://investor.qunar.com.

Forward-looking Statements

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “confident” and similar statements. Among other things, quotations from management and the Business Outlook section in this press release, as well as Qunar’s strategic and operational plans, contain forward-looking statements. Qunar may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties.  Statements that are not historical facts, including statements about Qunar’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: the Company’s goals and strategies; its future business development, financial condition and results of operations; the expected growth of the online travel markets in China; the Company’s expectations regarding demand for and market acceptance of its products and services; its expectations regarding our relationships with users and travel service providers; the execution of the business cooperation framework agreement with Baidu; its plans to invest in the technology platform; competition in our industry; fluctuations in general economic and business conditions in China; and relevant government policies and regulations relating to our industry. Further information regarding these and other risks is included in our prospectus and other documents filed with the Securities and Exchange Commission.  All information provided in this press release and in the attachments is as of the date of the press release, and Qunar undertakes no duty to update such information, except as required under applicable law.

About Non-GAAP Financial Measures

To supplement Qunar’s consolidated financial results presented in accordance with United Statements Generally Accepted Accounting Principles (“GAAP”), Qunar also uses Adjusted net income/(loss) and Adjusted EBITDA as additional non-GAAP financial measures. These non-GAAP financial measures enable management to assess the Company’s operating results without considering the impact of noncash charges, including share-based payments, depreciation and amortization, expenses relating to free user traffic contributed by Baidu, Inc., and online marketing expenses from the Zhixin Cooperation Agreement. Furthermore, these non-GAAP financial measures eliminate the impact of items that Qunar does not consider indicative of the performance of its business.

Qunar presents these non-GAAP financial measures because they are used by management to evaluate its operating performance, formulate business plans, and make strategic decisions on capital allocation. Qunar also believes that these non-GAAP financial measures provide useful information to investors and others in understanding and evaluating its operating performance and consolidated results of operations in the same manner as management and in comparing financial results across accounting periods and to those of its peer companies. The presentation of these non-GAAP financial measures is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with GAAP. A limitation of using these non-GAAP financial measures is that these non-GAAP measures do not include all items that impact the Company’s results of operations for the period. The table captioned “Reconciliations of GAAP and non-GAAP Measures” has more details on the reconciliations between GAAP financial measures that are most directly comparable to the non-GAAP financial measures.

Currency Convenience Translation

The United States dollar (US$) amounts disclosed in this press release are presented solely for the convenience of the reader. The conversion of Renminbi (RMB) into U.S. dollars is based on the exchange rate set forth in the H.10 statistical release of the Federal Reserve Bank of New York on June 30, 2014, which was RMB6.2036 to US$1.00. The Company makes no representation that any Renminbi or U.S. dollar amounts could have been, or could be, converted into U.S. dollars or Renminbi, as the case may be, at any particular rate, or at all. The percentages stated are calculated based on the RMB amounts.

About Qunar

Qunar Cayman Islands Limited is the leading search-based commerce platform for the travel industry in China. Qunar’s goal is to empower Chinese travelers to define their travel experience. Founded in May 2005 and headquartered in Beijing, Qunar is committed to providing travelers with a one-stop travel information source on both PC and mobile devices. The Company enables travelers to find the best-value deals by aggregating and processing highly fragmented travel product information from tens of thousands of travel service providers into an organized and user-friendly display through its proprietary technology. According to research firm iResearch, Qunar has ranked No. 1 among all non-state-owned online travel companies in China in terms of monthly unique visitors since November 2010. Qunar’s mobile application “Qunar Travel” was ranked the most frequently used mobile travel application in China by China Internet Network Information Center in September 2012.

Leveraging its large user base and advanced technologies, the Company provides an attractive value proposition to its customers, which include travel service providers and display advertisers.

Qunar means “where to go” in Mandarin Chinese.

For more information, please contact:

China

Jenna Qian

Qunar

Tel: 8610 5760 3609

ir@qunar.com / press@qunar.com

Nick Beswick

Brunswick Group

Tel: +86-10-5960-8600

Email: qunar@brunswickgroup.com

U.S.

Cindy Zheng

Brunswick Group

Tel: +1-212-333-3810

Email: qunar@brunswickgroup.com

Qunar Cayman Islands Limited

Condensed Consolidated Balance Sheets

(In thousands except for number of shares and per share data)	December 31, 2013 RMB	June 30, 2014 RMB	June 30, 2014 USD
	Audited	Unaudited	Unaudited
ASSETS
Current assets:
Cash and cash equivalents	980,129	1,057,832	170,519
Restricted cash	163,506	222,837	35,921
Funds receivable	241,122	250,144	40,322
Short-term investments	485,945	251,328	40,513
Accounts receivable, net	99,892	108,005	17,410
Due from related parties	10,000	25,429	4,099
Prepayments and other current assets	66,104	141,879	22,871
Deferred tax assets, current	8,436	2,624	423
Total current assets	2,055,134	2,060,078	332,078

Non-current assets:
Property and equipment, net	45,690	76,327	12,304
Long-term Investment	—	18,613	3,000
Other non-current assets	23,951	57,293	9,235
Total non-current assets	69,641	152,233	24,539

Total assets	2,124,775	2,212,311	356,617

LIABILITIES AND SHAREHOLDERS’ EQUITY

Current liabilities:
Customer advances and deposits	164,679	209,009	33,692
Due to related parties	4,492	368	59
Accounts payable	5,087	11,425	1,842
Salaries and welfare payable	85,977	99,973	16,115
Income tax payable	5,764	1,941	313
Accrued expenses and other current liabilities	438,486	676,263	109,011
Warrant liability	—	213,745	34,455
Total current liabilities	704,485	1,212,724	195,487

Non-current liabilities:
Non-current liabilities	57,863	61,552	9,922
Total non-current liabilities	57,863	61,552	9,922

Total liabilities	762,348	1,274,276	205,409

Shareholders’ equity:
Class A ordinary shares	1,914	1,651	266
Class B ordinary shares	240	587	95
Additional paid-in capital	1,788,167	1,932,882	311,574
Accumulated other comprehensive (loss) income	(28,476)	7,531	1,214
Accumulated deficit	(399,418)	(1,004,616)	(161,941)
Total shareholders’ equity	1,362,427	938,035	151,208

Total liabilities and shareholders’ equity	2,124,775	2,212,311	356,617

Qunar Cayman Islands Limited

Condensed Consolidated Statements of Operations

	Three Months Ended
(In thousands except for number of shares and per share(ADS) data)	June 30, 2013 RMB	March 31, 2014 RMB	June 30, 2014 RMB	June 30, 2014 USD
	Unaudited	Unaudited	Unaudited	Unaudited
Revenues
Pay-for-performance services(*)	159,461	319,097	378,639	61,035
Display advertising services	14,183	15,566	21,221	3,421
Other services(*)	2,485	809	538	87
Total revenues	176,129	335,472	400,398	64,543
Cost of Revenues	(38,455)	(73,347)	(105,653)	(17,031)
Gross profit	137,674	262,125	294,745	47,512
Operating expenses:
Product developments (Note 1)	(64,478)	(121,278)	(181,584)	(29,271)
Product sourcing (Note 1)(**)	(13,112)	(38,919)	(67,665)	(10,907)
Sales and marketing (Note 1)(**)	(68,833)	(130,788)	(215,012)	(34,660)
General and administrative (Note 1)	(20,980)	(78,324)	(111,795)	(18,021)
Online marketing expense for Baidu Zhixin Cooperation	—	(66,946)	(147,642)	(23,799)
Operating loss	(29,729)	(174,130)	(428,953)	(69,146)
Interest income, net	305	10,087	9,642	1,555
Foreign exchange loss, net	(344)	(17,423)	(308)	(50)
Other income, net	295	191	1,591	256
Loss before income taxes	(29,473)	(181,275)	(418,028)	(67,385)
Income tax expense	(11,734)	(2,304)	(3,591)	(579)
Net loss attributable to ordinary shareholders	(41,207)	(183,579)	(421,619)	(67,964)

Loss per share for ordinary shares:
Net loss per ordinary share—basic	(0.14)	(0.54)	(1.20)	(0.19)
Net loss per ordinary share—diluted	(0.14)	(0.54)	(1.20)	(0.19)

Loss per ADS(each ADS represents three class B ordinary shares):
Net loss per ADS—basic	(0.42)	(1.62)	(3.60)	(0.57)
Net loss per ADS—diluted	(0.42)	(1.62)	(3.60)	(0.57)

Weighted average number of ordinary shares:
Ordinary shares
Basic	303,344,804	—	—	—
Diluted	303,344,804	—	—	—

Class A ordinary shares
Basic	—	302,850,254	274,644,550	274,644,550
Diluted	—	302,850,254	274,644,550	274,644,550

Class B ordinary shares
Basic	—	39,332,950	75,723,943	75,723,943
Diluted	—	342,183,204	350,368,493	350,368,493

Note 1: Includes share-based compensation expenses as follows:
Product developments	(3,726)	(15,384)	(14,133)	(2,278)
Product sourcing	(313)	(620)	(26)	(4)
Sales and marketing	(809)	(2,063)	(3,204)	(516)
General and administrative	(1,913)	(41,417)	(58,663)	(9,457)
Total share-based compensation expenses	(6,761)	(59,484)	(76,026)	(12,255)

*Also includes revenue from group-buying business, which was reclassified from “other revenue”, as the commission is earned on pay-for-performance basis. Comparative amounts for the prior periods have been reclassified to conform to the current period presentation.

**Starting from year 2014, certain expenses we incur to develop, maintain and monitor our suppliers relationship were reclassified from “Sales and marketing expenses” to “Product sourcing expenses”. Comparative amounts for the prior periods have been reclassified to conform to the current period presentation.

	Three Months Ended
Reconciliations of GAAP and non-GAAP measures (in thousands)	June 30, 2013 RMB	March 31, 2014 RMB	June 30, 2014 RMB	June 30, 2014 USD
	Unaudited	Unaudited	Unaudited	Unaudited
Net loss attributable to ordinary shareholders	(41,207)	(183,579)	(421,619)	(67,964)
Add:
Share-based compensation expenses	6,761	59,484	76,026	12,255
Non-cash expenses relating to free user traffic contributed by Baidu	1,480	1,490	1,490	241
Online marketing expense for Baidu Zhixin Cooperation	—	66,946	147,642	23,799
Adjusted net loss (non-GAAP)(*)	(32,966)	(55,659)	(196,461)	(31,669)
Income tax expense	11,734	2,304	3,591	579
Depreciation and amortization	5,388	7,580	9,692	1,562
Interest expense	1,059	—	—	—
Adjusted EBITDA (non-GAAP) (**)	(14,785)	(45,775)	(183,178)	(29,528)

Operating loss	(29,729)	(174,130)	(428,953)	(69,146)
Share-based compensation expenses	6,761	59,484	76,026	12,255
Non-cash expenses relating to free user traffic contributed by Baidu	1,480	1,490	1,490	241
Online marketing expense for Baidu Zhixin Cooperation	—	66,946	147,642	23,799
Adjusted operating loss(non-GAAP)(***)	(21,488)	(46,210)	(203,795)	(32,851)

*Adjusted net loss (non-GAAP), defined as net loss excluding share-based compensation expenses, non-cash expenses relating to free user traffic contributed by Baidu, Inc. and online marketing expenses for Baidu Zhixin Cooperation.

** Adjusted EBITDA (non-GAAP), defined as net loss before income taxes, interest expenses, depreciation and amortization, further adjusted to exclude share-based compensation expense, non-cash expenses relating to free user traffic contributed by Baidu, Inc. and online marketing expenses for Baidu Zhixin Cooperation.

*** Adjusted operating income (loss)(non-GAAP), defined as operating income (loss) excluding share-based compensation expenses, non-cash expenses relating to free user traffic contributed by Baidu, Inc. and online marketing expenses for Baidu Zhixin Cooperation.

- See more at: http://ir.qunar.com/phoenix.zhtml?c=252141&p=irol-newsArticle&ID=1960267&highlight=#sthash.5f81fB2K.dpuf